SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: December 6, 2004

SUPERCOM LTD.

Millennium Bldg.
3 Tidhar Street, P.O.B. 2094
Raanana 43665 Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes__ No X

SUPERCOM LTD.

Form 6-K

TABLE OF CONTENTS

Page

Signatures	1

Exhibit Index	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM LTD.

By

/s/ Eyal Tuchman

Eyal Tuchman
Chief Financial Officer

Date: December 6, 2004

1

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated December 6, 2004

2